FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of September 2008.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura to acquire Lehman Brothers’ Asia Pacific franchise

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: September 22, 2008	By:	/s/ Toshio Hirota
Toshio Hirota
Executive Managing Director

Nomura to acquire Lehman Brothers’ Asia Pacific franchise

Tokyo, September 22, 2008—Nomura Holdings, Inc. today announced it has agreed to acquire Lehman Brothers’ franchise in the Asia Pacific region including Japan and Australia. The transaction is subject to a number of conditions.

The deal includes all of Lehman Brothers’ franchises and approximately 3,000 employees in multiple locations in the Asia-Pacific region. Lehman has been a strong player in the investment banking field, particularly M&A, execution services, non-cash business including derivatives, electronic trading and prime brokerage. By combining two strong client franchises, the partnership will enable Nomura to strengthen its wholesale business and to further realize its strategy of delivering Asia to the world.

Under the terms of the transaction all employees in Asia Pacific will be offered employment with Nomura. The deal does not include any trading assets or trading liabilities.

Kenichi Watanabe, Nomura’s President and CEO, said: “This is a transformational deal that allows us to bring together the strengths of Nomura and Lehman Brothers to further deliver value to our clients. It will significantly extend our reach in Asia. We see immediate strategic benefits, delivering the scale and scope to realize our vision to be a world-class investment bank.”

“The businesses we are acquiring are hugely successful with excellent management and staff. This is a once in a generation opportunity and we are delighted to be able to partner with Lehman Brothers’ talented people to create one of the biggest independent global financial institutions that provides world-class investment banking services to clients across the globe. Our ability to capitalize on this opportunity in spite of such volatile markets reflects our financial strength and demonstrates how well we have managed the credit crisis. This deal is validation for our strategy,” said Mr. Watanabe.

Jesse Bhattal, CEO of Lehman Brothers Asia, added: “To partner with such a reputable firm as Nomura is truly a remarkable opportunity for both firms, as it creates a completely complementary platform across an expanded range of products and services. We are honored to work with Nomura in building a platform which we believe offers tremendous potential.”

Ends

For further information please contact:

Name	Company	Telephone
Shuji Sato	Nomura, Tokyo	+ 81-3-3278-0591

Joey Wu	Nomura, Hong Kong	+ 852 2536 1604

Nichola Scola	Nomura, London	+ 44 (0)20 75212480

Ralph Piscitelli	Nomura, New York	+ 1 212 667 2430

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 18,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: domestic retail, global markets, global investment banking, global merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.